                                                                      Exhibit D

                                [INNOTECH LOGO]
                                                               February 18, 1997

Dear Stockholder:

     We are pleased to inform you that on February 10, 1997, Innotech, Inc. entered into an Agreement and Plan of Merger with Johnson & Johnson and INO Acquisition Corp., a wholly-owned subsidiary of Johnson & Johnson, which provides for the acquisition of all of the Common Stock of Innotech at a price of $13.75 per share, payable in cash. Under the terms of the Merger Agreement, on February 18, 1997, INO Acquisition Corp. commenced a tender offer to purchase all of the outstanding shares of Innotech's Common Stock not already owned by Johnson & Johnson, INO Acquisition Corp. or any other subsidiary of Johnson & Johnson at a cash price of $13.75 per share. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, the tender offer will be followed by a merger of INO Acquisition Corp. with and into Innotech, in which case those shares that are not purchased in the tender offer (other than shares held in Innotech's treasury, by Johnson & Johnson, INO Acquisition Corp. or any other subsidiary of Johnson & Johnson, or by stockholders duly exercising appraisal rights as provided by Delaware law) will be converted into the right to receive in cash the price paid per share pursuant to the tender offer.

     INNOTECH'S BOARD OF DIRECTORS HAS UNANIMOUSLY (I) DETERMINED THAT THE TENDER OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, INNOTECH'S STOCKHOLDERS, (II) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE TENDER OFFER AND THE MERGER, AND (III) RECOMMENDED THAT YOU ACCEPT THE TENDER OFFER AND TENDER YOUR SHARES IN THE TENDER OFFER.

     In arriving at its recommendation, Innotech's Board of Directors gave careful consideration to various factors described in Innotech's Solicitation/Recommendation Statement on Schedule 14D-9 which is enclosed herewith. Those factors included the opinion, dated February 10, 1997, of Innotech's financial advisor, Prudential Securities Incorporated, to the effect that, as of such date and based upon and subject to the matters set forth therein, the cash consideration to be received by holders of shares of Innotech's Common Stock in the tender offer and the merger is fair from a financial point of view to such holders. The Schedule 14D-9 includes additional information with respect to the tender offer and the merger and an Information Statement containing certain information regarding the executive officers and directors of Innotech as well as the director designees of INO Acquisition Corp., who are expected to constitute a majority of the Board of Directors of Innotech upon the purchase by INO Acquisition Corp. pursuant to the tender offer of such number of shares of Innotech Common Stock which, when added to the shares beneficially owned by Johnson & Johnson, INO Acquisition Corp. or any affiliate thereof, represents a majority of Innotech's shares on a fully diluted basis.

     Also enclosed herewith is INO Acquisition Corp.'s Offer to Purchase and related materials, including a Letter of Transmittal, which set forth the terms and conditions of the tender offer and provide instructions on how to tender your shares. We urge you to read the enclosed materials carefully in making your decision with respect to tendering your shares.

     The Board of Directors and management of Innotech thank you for the support and encouragement you have given Innotech.

                                          Ronald D. Blum
                                          Chairman of the Board

                         [INNOTECH LETTERHEAD ADDRESS]